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SEC FILE NUMBER
8-29868

OCT 18 2024

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2023 (MM/DD/YY) AND ENDING 06/30/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sequoia Equities Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1655 N Main St, Ste 270

(No. and Street)

Walnut Creek, CA 94596

(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

R. Kenneth Coit	925-943-6080	kencoit@sequoiasecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Marcum LLP

(Name – if individual, state last, first, and middle name)

1 Montogomery Suite 1700	San Francisco	CA	94104
(Address)	(City)	(State)	(Zip Code)

10/16/2003	PCAOB #688
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. Kenneth Coit, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sequoia Equities Securities Corporation, as of June 30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

* See attached Hawaii Jurat

Notary Public

Signature: R. Kenneth Coit

Title:
R. Kenneth Coit, President

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HAWAII JURAT

State of Hawaii

☐ City and County of Honolulu **OR**

☒ County of Hawaii

} ss.

This 3 (including this) page US Securities and Exchange Commission Annual Reports Form X-17A-5 Part III
No. of Pages *Description of Document*

dated undated was subscribed and sworn to before me this
Document Date

9 day of October, 2024, in the Third Circuit, State of Hawaii,
Day *Month* *Year* *Name of Circuit*

by R. Kenneth Coit (.)(,)
Name of Signer No. 1

(and

—)
Name of Signer No. 2, if any

[signature]
Signature of Notary

10/9/24
Date

Vivian Tobias
Printed Name of Notary

My commission expires: 11/19/24

VIVIAN TOBIAS NOTARY PUBLIC Commission No. 92-785 STATE OF HAWAII

Place Notary Seal or Stamp Above

©2019 National Notary Association

Sequoia Equities Securities Corporation

Financial Statements and
Supplementary Information

June 30, 2024

TABLE OF CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of **Sequoia Equities Securities Corporation**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sequoia Equities Securities Corporation (the "Company") as of June 30, 2024, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information presented in Schedules I and II (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2024.

Marcum LLP

Deerfield, IL
October 10, 2024

SEQUOIA EQUITIES SECURITIES CORPORATION
Statement of Financial Condition
June 30, 2024

ASSETS

Cash	$ 82,176
Prepaid expenses	3,421
Total assets	$ 85,597

STOCKHOLDER'S EQUITY

Stockholder's equity	
Common stock, no par value; 10,000 shares authorized;	
3,000 shares issued and outstanding	$1,032,387
Accumulated deficit	(946,790)
Total stockholder's equity	$ 85,597

The accompanying notes are an integral part of these financial statements.

SEQUOIA EQUITIES SECURITIES CORPORATION
Statement of Operations
For the Year Ended June 30, 2024

Revenue	
Concessions	$ 2,412,295
Total revenue	2,412,295
Expenses	
Commissions	2,412,295
Other operating expenses	69,450
Total expenses	2,481,745
Net loss	$ (69,450)

The accompanying notes are an integral part of these financial statements.

SEQUOIA EQUITIES SECURITIES CORPORATION
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2024

	Common Stock Shares	Common Stock $	Accumulated Deficit	Total Stockholder's Equity
Balance, July 1, 2023	3,000	$ 957,387	$ (877,340)	$ 80,047
Capital contributions	-	75,000	-	75,000
Net loss	-	-	(69,450)	(69,450)
Balance, June 30, 2024	3,000	$ 1,032,387	$ (946,790)	$ 85,597

The accompanying notes are an integral part of these financial statements.

SEQUOIA EQUITIES SECURITIES CORPORATION
Statement of Cash Flows
For the Year Ended June 30, 2024

Cash flows from operating activities	
Net loss	$ (69,450)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in operating assets and liabilities	
Prepaid expenses	(138)
Net cash used in operating activities	(69,588)
Cash flows from financing activities	
Capital contributions	75,000
Increase in cash	5,412
Cash at beginning of year	76,764
Cash at end of year	$ 82,176
Supplemental disclosure of cash flow information	
Cash paid during the year for taxes	$ 1,226

The accompanying notes are an integral part of these financial statements.

1. Nature of Business

Sequoia Equities Securities Corporation (the "Company") was formed in March 1983 and is a registered broker-dealer with the Securities and Exchange Commission and the State of California and is a member of the Financial Industry Regulatory Authority ("FINRA"). The primary function of the Company is the brokering of real estate limited partnership units of partnerships formed by the Company's stockholder or other affiliates. The Company does not hold customer funds or invest in securities.

The Company receives support from two affiliated companies for such items as personnel salaries and benefits, accounting and information technology services, office equipment and other miscellaneous overhead expenses (see Note 5).

2. Summary of Significant Accounting Policies

Cash

The Company maintains its cash at one financial institution, which is insurance by the Federal Deposit Insurance Corporation ("FDIC"). At times throughout the year, the Company's cash balance may exceed the amount insured by the FDIC. As of June 30, 2024, there was no uninsured cash.

Revenue recognition

The Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Concession revenue is generated from selling real estate limited partnership units and note interests. The Company receives concessions that vary based on the terms of the individual contract. Concessions are recognized when the customer accepts the subscription from the investor.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Income taxes

Income tax expense is based on reported earnings before income taxes. The Company has evaluated its current tax positions and has concluded that as of June 30, 2024, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

3. Net Capital Requirements

Pursuant to the net capital provisions of the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), the Company is required to maintain minimum net capital of the greater of $5,000 or the ratio 6 2/3% of aggregate indebtedness (both as defined). The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At June 30, 2024, the Company had net capital of $82,176 which was $77,176 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.00 to 1.00 as of June 30, 2024.

4. Income Taxes

At June 30, 2024, the net deferred tax attributes are primarily comprised of federal net operating loss carry forwards of $839,991 and state net operating loss carry forwards of $755,078. Approximately $392,000 of the federal net operating losses carry forward indefinitely and the remaining net operating losses expire in the years ending June 30, 2024 through June 30, 2042. Since the realization of the loss carry forwards does not meet the more-likely-than-not criteria required, the valuation allowance increased by $21,000 to $243,000 as of June 30, 2024, which provides for 100% of the net deferred tax asset. The Company's effective tax rate was 0% as a result of net operating losses for which no tax benefit was recognized.

The Company may be subject to periodic audits by the Internal Revenue Service ("IRS") and other taxing authorities. For state tax returns, the Company is generally no longer subject to tax examinations for years prior to June 30, 2020. For U.S. federal tax returns, the Company is no longer subject to tax examination for years prior to June 30, 2021.

5. Related Party Transactions

The Company has expense sharing agreements with two affiliated companies, by virtue of common control, to receive support for personnel salaries and benefits, accounting and information technology services, office equipment and other miscellaneous overhead expenses. The Company is being charged flat fees of $100 and $1,030 per month for its share of operating expenses under these expense agreements. For the year ended June 30, 2024, these fees amounted to $13,560 and are included in the other operating expenses on the statement of operations.

Commissions are paid to the sole stockholder and one other related party of the stockholder. For the fiscal year ended June 30, 2024, such commissions paid totaled $2,412,295.

6. Concentrations

Substantially all of the Company's concession revenue for the year ended June 30, 2024 was derived from the brokering of real estate limited partnership units of partnerships formed by the Company's stockholder or other affiliates.

SUPPLEMENTARY INFORMATION

SEQUOIA EQUITIES SECURITIES CORPORATION
Schedule I - Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2024

Net capital			
Total stockholder's equity		$	85,597
Less nonallowable assets			
Prepaid expenses			(3,421)
Net capital		$	82,176
Aggregate indebtedness		$	-
Computation of basic net capital requirements			
Minimum net capital requirement (6-2/3% of aggregate indebtedness)	(A)	$	-
Minimum dollar net capital requirement	(B)	$	5,000
Net capital requirement (greater of (A) or (B))		$	5,000
Excess net capital (net capital less net capital requirement)		$	77,176
Excess net capital at 1,000% (net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement)		$	76,176
Ratio of aggregate indebtedness to net capital			-

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited FOCUS Report, Part IIA of Form X-17A-5, as of June 30, 2024.

See Report of Independent Registered Public Accounting Firm

SEQUOIA EQUITIES SECURITIES CORPORATION
Schedule II - Computation of Determination of Reserve Requirements
and Information Relating to Possession and Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2024

The Company is exempt from the reserve requirements, the possession and control requirements and related computation for the determination thereof under Footnote 74 of the SEC Release No. 34-70073 adopting amendments to C.F.R. § 240.17a-5.

See Report of Independent Registered Public Accounting Firm

SEQUOIA EQUITIES SECURITIES CORPORATION
Exemption Report

Sequoia Equities Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: selling units and note interests of limited partnerships in primary distributions, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Sequoia Equities Securities Corporation
(Registrant)

I, R. Kenneth Coit, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Date:

R. Kenneth Coit
President

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of **Sequoia Equities Securities Corporation**

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEC Rule 17a-5, in which (1) Sequoia Equities Securities Corporation (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to selling units and note interests of limited partnerships in primary distributions. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Sequoia Equities Securities Corporation's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sequoia Equities Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Marcum LLP

Deerfield, IL
October 10, 2024

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder
of **Sequoia Equities Securities Corporation**

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2024. Management of Sequoia Equities Securities Corporation (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2024, with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2024, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Deerfield, IL
October 10, 2024